Gregory J. Schmitt (214) 855-4305 gschmitt@jenkens.com	Jenkens & Gilchrist A PROFESSIONAL CORPORATION 1445 ROSS AVENUE SUITE 3200 DALLAS, TEXAS 75202 (214) 855-4500 FACSIMILE (214) 855-4300 www.jenkens.com	AUSTIN, TEXAS
(512) 499-3800

CHICAGO, ILLINOIS
(312) 425-3900

HOUSTON, TEXAS
(713) 951-3300

LOS ANGELES, CALIFORNIA
(310) 820-8800

NEW YORK, NEW YORK
(212) 704-6000

SAN ANTONIO, TEXAS
(210) 246-5000

WASHINGTON, D.C.
(202) 326-1500

February 10, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

  Re:
  Coastal Bancshares Acquisition Corp.
  Registration Statement on Form S-1
  File No. 333-118294
  Filed August 17, 2004

Ladies and Gentlemen:

        On behalf of Coastal Bancshares Acquisition Corp., a Delaware corporation (the "Company" or "Coastal Bancshares"), we hereby file through EDGAR with the Securities and Exchange Commission (the "Commission") a complete copy of Amendment No. 3 to the Registration Statement on Form S-1 of Coastal Bancshares (the "Amended S-1"), including exhibits.

        The Amended S-1 incorporates changes responsive to the comments set forth in the Commission's letter to Mr. Cary M. Grossman, dated February 9, 2004. For your convenience, we have repeated each comment prior to the response. All references to headings and to page numbers in our discussion below are to the pages in the Amended S-1.

Prospectus Cover Page

        1.     As previously requested, please limit the prospectus cover to one EDGAR page as indicated by Item 501(a) of Regulation S-B.

        We have revised the prospectus cover to limit it to one EDGAR page as indicated by Item 501(b) of Regulation S-K.

Prospectus Summary

        2.     We do not agree with the statement "an increasing interest rate environment will result in increasing earnings for the types of banks we intend to target". Please explain how this is possible or delete it.

        The statement referred to has been deleted from the prospectus summary and from "Proposed Business-Industry Overview" on page 21.

Management, page 38

        3.     We note the recent formation of the Bank of Houston and that Mr. Brunson is a director and chairman of that entity. Please advise in writing whether or not if there are any arrangements in place, preliminary or otherwise, whereby Coastal might acquire or engage in any transaction with the Bank of Houston.

        The Company supplementally advises the Staff that there are no arrangements in place, preliminary or otherwise, whereby Coastal might acquire or engage in any transaction with the Bank of Houston.

Principal Stockholders, page 43

        4.     We note that Messrs. Clingan and Sangalis have agreed that, under certain circumstances, they will be designees of Messrs. Grossman and Brunson for up to 153,846 of the 1,000,000 redeemable warrants and that they will be transferred certain membership interests in Coastal Acquisition, LLC as consideration for the same. Please file this agreement and explain the "certain circumstances" under which this might occur and the "certain membership interests" they might receive.

        The Company supplementally advises the Staff that it has filed, as Exhibit 10.14 to the Amended S-1, the Warrant Participation Agreement by and among Messrs. Grossman, Brunson, Clingan and Sangalis. Additionally, we have revised the disclosure on page 43 to explain that Messrs. Clingan and Sangalis have agreed with Messrs. Brunson and Grossman that if Messrs. Brunson and Grossman are requested by the Representatives to purchase more than $475,000 worth of warrants, then Messrs. Clingan and Sangalis shall purchase, pro rata, such amounts above $475,000, up to total purchases by Messrs. Clingan and Sangalis not to exceed $100,000 in the aggregate. If the Representatives request that Messrs. Brunson and Grossman purchase in excess of $575,000 worth of warrants, then Mr. Brunson has agreed that he shall be responsible for such amounts in excess of $575,000. In exchange for agreeing to make such purchases, Messrs. Clingan and Sangalis will, upon becoming designees and purchasing redeemable warrants in the public marketplace, be transferred, on a pro rata basis, between 36.4% and 100% of the membership interests held by Mr. Brunson in Coastal Acquisition, LLC, based on the amount of warrants ultimately purchased by Messrs. Clingan and Sangalis in the public marketplace.

Exhibits

        5.     Paragraphs 2 and 7 of exhibits 10.1-10.5 refer to a trust fund managed by the American Stock Transfer and Trust Company. Please revise.

        The Company supplementally advises the Staff that the Company has appointed Continental Stock Transfer & Trust Company as the transfer agent, warrant agent, stock escrow agent and trust fund manager. Continental Stock Transfer & Trust Company is replacing American Stock Transfer & Trust Company as the transfer agent and warrant agent, and replacing Southwest Bank of Texas, N.A., as the stock escrow agent and the trust fund manager. Accordingly, we have revised Exhibits 10.1-10.5 to reflect these revised appointments. Additionally, we have revised Exhibits 4.5, 10.8 and 10.9 to reflect these revised appointments. The forms of exhibits filed with the Amended S-1 and to be executed by Continental Stock Transfer & Trust Company are identical in all material respects with the forms of exhibits filed and to be executed by American Stock Transfer & Trust Company and Southwest Bank of Texas, N.A., respectively.

        If any members of the Staff have any questions concerning the enclosed materials or desire further information or clarification in connection therewith, he or she should contact the undersigned at (214) 855-4305.

                      Very truly yours,

                      /s/ Gregory J. Schmitt

                      Gregory J. Schmitt

GJS:make
Enclosures

  cc:
  Mr. Cary M. Grossman (w/enclosures)
  Kathleen L. Cerveny, Esq. (w/enclosures)
  Monica A. Knake, Esq. (w/enclosures)